

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via Email</u>

Marc H. Bell
Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

      Re: **FriendFinder Networks Inc.**
                Amendment No. 12 to Registration Statement on Form S-1
                Filed March 17, 2011
                File No. 333-156414

Dear Mr. Bell:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>General</u>

1.   In a press release dated January 5, 2011, you announced the formation of a new subsidiary, FriendFinder Ventures Inc., which will focus on strategic relationships and investment opportunities in online, gaming, mobile and software based companies. This business is not discussed in your prospectus. In your response letter, please tell us how you determined that a description of this business is not material to an understanding of the business done and intended to be done by your company, or include relevant disclosure in your amended registration statement. See Item 101(c) of Regulation S-K.

2.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

<u>Outside Front Cover Page of Prospectus</u>

3.   Please revise to quantify the percentage of your voting stock that will be beneficially owned by your executive officers, directors, and principal stockholders after completion of the offering. Make a similar revision to your prospectus summary.

Inside Front Cover Page

4.   Please delete the second paragraph following the table of contents.   The text is not consistent with the requirements of Item 502 of Regulation S-K, or Rule 421(d). Eliminate specialized definitions of commonly understood words and customized terms that can be replaced by concise, understandable phrases throughout the prospectus text.

Prospectus Summary

About Our Company, page 1

5.   With respect to every third-party statement in your prospectus, such as the statistics provided by comScore on page 1 and Internet World Statistics on page 86, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared for you or for use in this filing, file a consent from the party.

6.   Please revise to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C. For example, but without limitation, your prospectus summary appears to be repeated nearly verbatim in the Company Overview portion of your Business section.

7.   Please revise the first paragraphs on pages 1 and 89 to disclose your net losses of $43.2 million in the fiscal year ended December 31, 2010.

8.   Modify your disclosure on page 2 to explain what you mean by the term "white-labeling solutions."

Our New Financing, page 4

9.   In the last paragraph of this section, quantify the amount of your debt that will be repaid using offering proceeds and the amount of your debt that will remain outstanding after the offering.

Summary Consolidated Financial Information and Other Financial Data, page 8

10.   Please revise footnote (1) to clarify where management believes that it is appropriate to add back the deferred revenue adjustment. In this regard, if you are referencing your adjustment to EBITDA on page 10, then please provide a cross reference to this section. A similar revision should be made to your disclosures on page 46.

Risk Factors, page 13

"We breached certain covenants contained in our previously existing note…," page 18

11.   Please revise the second paragraph to clarify whether the referenced event constituted an event of default.

"Any remaining indebtedness after this offering…," page 28

12.   Quantify the amount of indebtedness that will remain after the offering.

 "We will incur increased costs as a result of being a public company..," page 33

13.   You should expand this risk factor to provide quantitative information regarding the estimated costs of becoming a public company, if material.

Capitalization, page 42

14.   We note that your capitalization table does not assume the conversion of the Non-Cash Pay Second Lien notes. Please revise your disclosures on page 7 and in Note J to more clearly describe the restrictions on conversion that led you to not report the conversion of these notes in your pro forma disclosures. In this regard, it appears that these notes will convert on or after your completion of an IPO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 70

15.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Financing Activities, page 70

16.   Please revise the first paragraph of this section to clarify whether you are currently in compliance with the covenants other than the financial covenants regarding EBITDA; also disclose any past violations of such covenants.

Contractual Obligations, page 73

17.   Given your sizable obligations in the one to three year and three to five year periods, please revise to add footnotes disclosing the maturity dates of each issuance of debt.

18.   Please revise footnote 2 to provide a more detailed description of the consulting agreements.

19.   Tell us your consideration to include scheduled interest payments on the company's outstanding debt obligations in your contractual obligations table. If interest payments are excluded from the table, then please include a footnote to the table indicating as such and provide information regarding the company's interest obligations to the extent this information is material to an understanding of the company's cash requirements.

Our Industry

Growth in Online Advertising, page 88

20.   It is unclear why the disclosure in this section is applicable to your business, given that to date, online advertising revenue has represented less than 0.1% of your net revenue. Please revise.

Management, page 106

21.   For each director, please revise to disclose on an individual basis why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page 112

22.   On pages 79 and 138, you state that on December 17, 2009, you entered into certain compensation agreements with Messrs. Bell and Staton, effective upon the consummation of this offering, to compensate Messrs. Bell and Staton for their continued service to your company. Please tell us how you determined that it was not necessary to provide disclosure pursuant to Item 402 of Regulation S-K.

Summary Compensation Table, page 121

23.   On page 124 you state that on April 1, 2010, Mr. Shashoua's employment agreement was amended and restated to, among other things, provide for a one-time additional payment

of $233,333, which was made in January 2011. We note that you have not recorded this amount in the summary compensation table. Please tell us how you concluded that the additional payment was not earned by Mr. Shashoua during 2010. See Item 402(c)(2) of Regulation S-K.

Principal Stockholders, page 130

24.   In footnote five, you state that "Mr. Rispoli, Mr. Bassou and Mr. Adam share voting and dispositive power over the shares held by Absolute Income Fund, L.P., but disclaim beneficial ownership of such shares for all other purposes." Please tell us the purpose of the disclaimer.

25.   We note the disclaimers of beneficial ownership in footnotes seven, eight, and thirteen. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership as you have, and (ii) clarify who has voting and/or investment power over the disclaimed interest.

Certain Relationships and Related Person Transactions, page 134

26.   Please revise the last sentence of the first paragraph to delete the statement that the related party transactions were each negotiated "at an arm's length basis."

Exchange for New First Lien Notes and Cash Pay Second Lien Notes, page 141

27.   Please revise this section and the immediately following section to disclose the amounts of New First Lien Notes, Cash Pay Second Lien Notes, and Non-Cash Pay Second Lien Notes that each related party received; if the exchanges were done on a one-for-one basis, please revise to clarify. See Item 404(a) of Regulation S-K.

Certain Material U.S. Tax Considerations, page 164

28.   Please revise the title and first sentence of this section to state that you your discussion addresses all material U.S. tax considerations.

Consolidated Financial Statements

Note C. Summary of Significant Accounting Policies

14. Revenue Recognition, page F-10

29.   Please clarify what you mean by your reference to "periods for which no additional amounts are charged." In this regard, if you are referring to free promotional periods, please indicate this in your disclosure and clarify the nature of such promotions.

Note J. Long-term Debt, page F-19

30.   We note from your disclosure on page F-21 that Non-Cash Pay Second Lien Notes will be convertible into shares of the company's common stock upon consummation of the IPO and that the conversion price will be based on the per share offering price but will be limited to 21.1% of the company's fully diluted equity. Please provide us with your analysis in determining that a beneficial conversion feature need not be recorded. We refer you to ASC 470-20-40.

Note M. Stock Options, page F-29

31.   Once the Company has established an estimated IPO price range, please revise your disclosures to also indicate the estimated compensation expense (or range of expense) for stock options granted in fiscal 2010, 2009, and 2008 that will be recorded as a cumulative compensations adjustment upon effectiveness.

Note Q. Contingencies, page F-34

32.   Please provide us with your analysis as to how you determined it was appropriate to record a liability for your litigation with Broadstream Capital Partners, Inc. at the low end of the estimated range of $13 million. In this regard, please confirm that there was no other amount that appeared to be a better estimate of the loss. We refer you to ASC 450-20-30-1. To the extent that your estimate changes from the mediation scheduled for April 14, 2011, please provide us with any updated information impacting your estimates.

Exhibit Index, page II-8

33.   In the second sentence of the first paragraph of this section, you state that the representations and warranties were made "solely" for the benefit of the other parties to the applicable agreement. Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428, or in his absence to me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bradley Houser, Esq.
        Akerman Senterfitt